UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

SCHEDULE 13D Under the Securities Exchange Act of 1934

eTelecare Global Solutions, Inc.
(Name of Issuer)

Common Shares, PhP1.00 par value
(Title of Class of Securities)

29759R102
(CUSIP Number)

Ayala Corporation Alfredo I. Ayala 32/F Tower One Exchange Plaza, Ayala Avenue, Makati City, Metro Manila, Philippines 1226 (632) 841-5324
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 28, 2007
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-l(f) or 240.13d-l(g), check the following box. ☐

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 29759R102
1.		Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). AYALA CORPORATION
2.		Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.		SEC Use Only
4.		Source of Funds (See Instructions) Internally-generated funds
5.		Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.		Citizenship or Place of Organization Republic of the Philippines
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 7,171,925 common shares
	8.	Shared Voting Power Not applicable
	9.	Sole Dispositive Power Not applicable
	10.	Shared Dispositive Power Not applicable
11.		Aggregate Amount Beneficially Owned by Each Reporting Person Php7,171,925.00 (7,171,925 common shares @ Php1.00 par value)
12.		Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐ Not applicable
13.		Percent of Class Represented by Amount in Row (11) 12.6%
14.		Type of Reporting Person (See Instructions) Parent Company

Item 1. Security and Issuer

The class of equity securities to which this statement relates are the Common Shares of eTelecare Global Solutions, Inc., a corporation duly organized and existing under Philippine laws (the “Issuer”) with a par value of PhP1.00 per share (the “Shares”). The principal executive offices of the Issuer are located at 31st Floor Cyberzone Building, Eastwood City, Cyberpark Bagumbayan, Quezon City, Philippines. The Shares were registered with the U.S. Securities and Exchange Commission on March 27, 2007.

Item 2. Identity and Background

The name of the person filing this statement is Ayala Corporation.

Ayala Corporation wholly owns Azalea International Venture Partners Ltd. (a British Virgin Islands “BVI” company), Azalea International Venture Partners, Ltd. in turn wholly owns OneLife Investment Ltd. (a BVI company) which in turn, wholly owns Newbridge International Investment Ltd. (the “Buyer”), also a BVI company.

The principal office of Ayala Corporation is 34th Floor Tower One Exchange Plaza, Ayala Avenue, Makati City Philippines 1226.

The principal offices of Azalea International Venture Partners Ltd., OneLife Investment Ltd. and Newbridge International Investment Ltd. are c/o 33rd Floor Tower One Exchange Plaza, Ayala Avenue, Makati City Philippines 1226.

The name, business address, present principal occupation or employment, principal business address and citizenship of each director and executive officer of Ayala Corporation, Newbridge International Investment Ltd., Azalea International Venture Partners Ltd. and OneLife Investment Ltd. are set forth in the attached Schedule A.

Ayala Corporation is the holding company of the Ayala group with principal business interests in real estate and hotels, financial services and bancassurance, telecommunications, electronics, information technology and business process outsourcing services, utilities, automotives, international and others.

Azalea International Venture Partners Ltd., OneLife Investment Ltd. and Newbridge International Investment Ltd. are offshore investment vehicles utilized by Ayala Corporation for its various investments in the business process outsourcing sector.

During the last five years, none of Ayala Corporation, Azalea International Venture Partner Ltd., OneLife Investment Ltd. and Newbridge International Investment Ltd., and to the best of their knowledge, any of the persons listed on Schedule A attached hereto, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject, to federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

The prices for the Shares purchased on the following dates were: (i) on June 28, 2006 - PHP802 Million; (ii) on July 10, 2006 - PHP9.3 Million; (iii) on August 4, 2006 - PHP10 Million; and (iv) on March 28, 2007 - US$15.3 Million. Such prices were paid through own funds.

See also Item 5 of this Schedule 13D.

Item 4. Purpose of Transaction

The Shares to which this statement relates were acquired for investment purposes only.

Ayala Corporation intends to review its holdings in the Company on a continuing basis and, depending upon the price and availability of the Company securities, subsequent developments affecting the Company, the business prospects of the Company, general stock market and economic conditions, tax considerations and other factors deemed relevant, may consider increasing or decreasing their investment in the Company. As part of this ongoing review, Ayala Corporation has engaged and/or may in the future engage, legal and financial advisors to assist it in such review and in evaluating strategic alternatives that are or may become available with respect to its holdings in the Company.

Except as set forth in this Statement, the Ayala Corporation has no plan or proposals that relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer

(a) Ayala Corporation has acquired, through the investment vehicles mentioned in Item 2 above, and for the purpose of Rule 13d-3 promulgated under the Exchange Act, beneficially owns 7,171,925 Shares, representing approximately 12.6% of the outstanding Shares of the Issuers.

Except as set forth in this Item 5(a), none of Buyer, and, to the best of its knowledge, any persons named in Schedule A, hereto owns beneficially any Shares.

(b) Ayala Corporation, through the investment vehicles mentioned in Item 2 above, has sole power to vote and to dispose of 7,171,925 Shares.

(c) Information concerning transactions in Shares since June 28, 2006 by Ayala Corporation, through the investment vehicles mentioned in Item 2 above, is set forth below and in the attached Schedule B.

On June 28, 2006, Ayala Corporation acquired the following number of Shares resulting in Ayala Corporation beneficially owning 11.02% of the outstanding capital stock of the Issuer:

1.	2,290,468 Shares for a total purchase price of PHP389,379.560.00;

2.	2,500,000 Shares for a total purchase price of PHP412,233,602.00.

On July 10, 2006, Ayala Corporation purchased 50,000 Shares for a total purchase price of PHP9,313,500.00 increasing Ayala Corporation’s beneficial ownership of the Issuer’s outstanding capital stock to 11.10%.

On August 4, 2006, Ayala Corporation purchased 58,880 Shares for a total purchase price of PHP10,009,600.00, increasing Ayala Corporation’s beneficial ownership of the Issuer’s outstanding capital stock to 11.23%.

On March 28, 2007, Ayala Corporation purchased 2,272,577 Shares of the Issuer at a cost per share of US$6.75, resulting in Ayala Corporation beneficially owning 12.6% of the Issuer’s outstanding capital stock upon the Issuer’s initial public offering of American Depositary Shares.

    (d) Inapplicable.

(e) Inapplicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

To the best knowledge of Ayala Corporation, Azalea International Venture Partners Ltd., OneLife Investment Ltd. and Newbridge International Investment Ltd., there are no contracts, arrangements, understandings or relationships (legal or otherwise), including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, between the persons enumerated in Item 2, and any other person, with respect to any securities of the Issuer, including any securities pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities other than standard default and similar provisions contained in loan agreements.

Item 7. Material to be Filed as Exhibits

Not Applicable

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

May 8, 2007
Date

/s/ Salomon M. Hermosura
Signature

Salomon M. Hermosura Managing Director (Name/Title)

SCHEDULE A

DIRECTORS AND EXECUTIVE OFFICERS OF

AYALA CORPORATION

The name, business address, title, present principal occupation or employment of each of the directors and executive officers of Ayala Corporation (“Reporting Person”) are set forth below.

Name	Employer & Business Address	Occupation/Position	Citizenship
Jaime Augusto Zobel de Ayala II	Ayala Corporation 35/F Tower One Exchange Plaza, Ayala Avenue, Makati City, Philippines 1226	Chairman and CEO; Director	Filipino
Fernando Zobel de Ayala	Ayala Corporation 35/F Tower One Exchange Plaza, Ayala Avenue, Makati City Philippines 1226	President and COO; Director	Filipino
Mercedita S. Nolledo	Ayala Corporation 34/F Tower One Exchange Plaza, Ayala Avenue, Makati City Philippines 1226	Director and Corporate Secretary	Filipino
Delfin L. Lazaro	Ayala Corporation 34/F Tower One Exchange Plaza, Ayala Avenue, Makati City Philippines 1226	Director	Filipino
Xavier P. Loinaz	c/o Bank of the Philippine Islands 19/F BPI Head Office Ayala Avenue corner Paseo de Roxas, Makati City Philippines 1226	Director	Filipino
Meneleo J. Carlos, Jr.	c/o Resins, Inc. E. Rodriguez Ave., Bgy. Bagong Ilog, Pasig City Philippines	Director	Filipino
Toshifumi Inami	c/o Mitsubishi Corporation 52/F PBCom Tower VA Rufino St., Makati City	Director	Japanese
Rufino Luis T. Manotok	Ayala Corporation 34/F Tower One Exchange Plaza, Ayala Avenue, Makati City, Philippines 1226	Senior Managing Director and Chief Finance Officer	Filipino
Ramon G. Opulencia	Ayala Corporation 33/F Tower One Exchange Plaza, Ayala Avenue, Makati City, Philippines 1226	Managing Director and Treasurer	Filipino
Renato O. Marzan	Ayala Corporation 33/F Tower One Exchange Plaza, Ayala Avenue, Makati City, Philippines 1226	Managing Director and Asst. Corporate Secretary	Filipino

DIRECTORS AND EXECUTIVE OFFICERS OF

AZALEA INTERNATIONAL VENTURE PARTNERS LTD.

The name, business address, title, present principal occupation or employment of each of the directors and executive officers of Azalea International Venture Partners Ltd. are set forth below.

Name	Employer & Business Address	Occupation/ Position	Citizenship
Delfin L. Lazaro	Ayala Corporation 34/F Tower One Exchange Plaza, Ayala Avenue, Makati City Philippines 1226	Director	Filipino
Ricardo N. Jacinto	c/o Ayala Corporation 32/F Tower One Exchange Plaza, Ayala Avenue, Makati City Philippines 1226	Managing Director	Filipino
Gerardo C. Ablaza, Jr.	c/o Globe Telecom 5/F Globe Telecom Plaza Pioneer cor Madison Sts. Mandaluyong City Philippines	Senior Managing Director	Filipino
Rufino Luis T. Manotok	c/o Ayala Corporation 34/F Tower One Exchange Plaza, Ayala Avenue, Makati City, Philippines 1226	Senior Managing Director and Chief Finance Officer	Filipino
Charles C. Cosgrove	c/o Ayala International Raffles City Tower #320-03 A Singapore	Managing Director	American

DIRECTORS AND EXECUTIVE OFFICERS OF

OneLife Investment Ltd.

The name, business address, title, present principal occupation or employment of each of the directors and executive officers of OneLife Investment Ltd. are set forth below.

Name	Employer & Business Address	Occupation/ Position	Citizenship
Alfredo I. Ayala	Ayala Corporation 32/F Tower One Exchange Plaza, Ayala Avenue, Makati City Philippines 1226	Managing Director	Filipino
Renato O. Marzan	Ayala Corporation 33/F Tower One Exchange Plaza, Ayala Avenue, Makati City Philippines 1226	Managing Director	Filipino

DIRECTORS AND EXECUTIVE OFFICERS OF

NEWBRIDGE INTERNATIONAL INVESTMENT LTD.

The name, business address, title, present principal occupation or employment of each of the directors and executive officers of Newbridge International Investment Ltd (“Buyer”) are set forth below.

Name	Employer & Business Address	Occupation/ Position	Citizenship
Renato O. Marzan	Ayala Corporation 33/F Tower One Exchange Plaza, Ayala Avenue, Makati City Philippines 1226	Managing Director	Filipino
Ricardo N. Jacinto	Ayala Corporation 32/F Tower One Exchange Plaza, Ayala Avenue, Makati City Philippines 1226	Managing Director	Filipino

SCHEDULE B

TRANSACTIONS IN SHARES OF THE ISSUER SINCE JUNE 28, 2006

BY AYALA CORPORATION

All of the purchases of Shares set forth below were made by Ayala Corporation (Reporting Person) through Newbridge International Investment Ltd. (Buyer):

Date of Transaction	Number of Shares Purchased	Nature of Purchase	Approximate Price Per Share	Aggregate Purchase Price
June 28, 2006	2,290,468	Indirect	PHP167.34	PHP389,379.560.00
June 28, 2006	2,500,000	Indirect	PHP167.34	PHP412,233,602.00
July 10, 2006	50,000	Indirect	PHP177.47	PHP9,313,500.00
August 4, 2006	58,880	Indirect	PHP177.47	PHP10,009,600.00
March 28, 2007	2,272,577	Indirect	US$6.75	US$15,339,894.00
Total	7,171,925